EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2016 ANNUAL REPORT

YEHUD, Israel, March 29, 2017 -- Magal Security Systems Ltd. (Magal (NASDAQ: MAGS)) today announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s website (www.magal-s3.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magal Security Systems Ltd.

Magal is a leading international provider of solutions and products for physical and video security, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions. Magal solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors VMS / IVA technology, our cutting-edge PSIM (Physical Security Information Management system) Fortis4G 4th generation, and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) +1 646 688 3559 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com